Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio data)

	Sept. 30	December 31
	2008	2007	2006	2005	2004	2003

Income Before Income Taxes	$ 10,740	$ 15,754	$ 11,023	$ 7,621	$ 7,527	$ 11,160

Interest on Indebtedness	11,326	15,746	11,994	8,016	7,137	6,813

Portion of rents representative
of the interest factor	1,110	1,396	1,249	1,161	1,106	1,046

Earnings as adjusted	$ 23,176	$ 32,896	$ 24,266	$ 16,798	$ 15,770	$ 19,019

Fixed Charges:

Interest on Indebtedness	$ 11,326	$ 15,746	$ 11,994	$ 8,016	$ 7,137	$ 6,813

Portion of rents representative
of the interest factor	1,110	1,396	1,249	1,161	1,106	1.046

Fixed Charges	$ 12,436	$17,142	$13,243	$ 9,177	$ 8,243	$ 7,859

Ratio of Earnings
to Fixed Charges	1.86	1.92	1.83	1.83	1.91	2.42